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18001441

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CYNDX ADVISORS INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 3RD AVENUE, SUITE 1502
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MCVEIGH — 646.762.5514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 3RD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

E.B.

OATH OR AFFIRMATION

I, JAMES MCVEIGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CYNDX ADVISORS INC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

James McVeigh

Signature

CEO

Title

Scribed to be before this
27th day of February 2017.

Lesley A. Barnett

Notary Public

LESLEY A. BARNETT
Notary Public, State of New York
No. 01BA6340209
Qualified In Queens County
Commission Expires April 11, 2020

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CYNDX ADVISORS LLC
(A WHOLLY-OWNED SUBSIDIARY OF CYNDX HOLDCO INC.)
(S.E.C. I.D. No. 8-69465)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2017

****

Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

TABLE OF CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Cyndx Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cyndx Advisors LLC (the "Company"), a wholly owned subsidiary of Cyndx Holdco Inc. as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2016.

EISNERAMPER LLP
New York, New York
February 27, 2018

CYNDX ADVISORS LLC
(A Wholly-Owned Subsidiary of Cyndx Holdco Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

(Dollars In Thousands)

ASSETS		
Cash	$	1,183
Accounts Receivable, net		2,305
Prepaid Expenses		42
Notes Receivable		150
Due from Affiliate		6
Other Assets		1
Total Assets		3,687
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	663
Due to Affiliate		17
Total Liabilities		680
MEMBER'S EQUITY		3,007
Total Liabilities and Member's Equity	$	3,687

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION

Cyndx Advisors LLC (the "Company"), is a Delaware limited liability company that provides financial advisory services to its clients in connection with mergers and acquisitions, financings, restructurings, and other transactions. The Company may also act as a placement agent on certain financing transactions. The Company's clients consist of public and private companies both domestic and foreign representing a variety of industries. The Company has its principal place of business in the United States located in New York, New York.

Cyndx Advisors LLC is wholly-owned subsidiary of Cyndx Holdco Inc. ("Holdco"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company received FINRA approval on October 2, 2015.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statement is presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – The preparation of this financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fair Value of Financial Instruments – At December 31, 2017, the carrying value of the Company's financial instruments, including accounts receivable, notes receivable, due from/to affiliate, and accounts payable and accrued expenses, approximate their fair values due to the nature of their short-term maturities.

Accounts Receivable and Allowance for Doubtful Accounts – The Company carries its accounts receivable cost less an allowance for doubtful accounts. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends, and other information. As of December 31, 2017, the allowance for doubtful accounts for the Company amounted to $254,783.

Advisory Fees and Placement Fees – The Company earns advisory fees from providing strategic advisory, merger and acquisition, capital formation and restructuring services. Generally, fees are earned and recognized when services are provided. Success fees earned in relation to a specific arrangement are recognized when earned, in accordance with US GAAP (typically when a transaction is complete). Retainer fees are generally received monthly or quarterly, and are recognized as earned on a pro-rata basis over the term of the contract. The Company earns placement fees by introducing two parties who enter into a private secondary market

transaction. The Company does not act as a principal in this capacity. Placement fees are recognized when the transaction is complete.

Recent Accounting Pronouncements:

ASU 2014-09 – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"), as subsequently amended, that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and opted to use the modified retrospective transition method, meaning the cumulative effect of applying the new guidance is recognized at the date of initial application as an adjustment to the January 1, 2018 member's equity which resulted in a reduction to the member's equity at January 1, 2018 of approximately $600,000.

Income Taxes and Unincorporated Business Tax – The Company is a single-member LLC and is a disregarded entity for federal and state income taxes. Accordingly, no federal and state provision (benefit) has been made in the financial statement with respect to the Company's earnings (losses). The Company does not file New York City Unincorporated Business tax as it is included in Holdco's tax filings. Effective November 21, 2017, Holdco converted from an LLC to a Corporation.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. ACCOUNTS RECEIVABLE (Dollars in thousands)

At December 31, 2017, accounts receivable consists of the following:

Accounts Receivable, net	$	2,254
Recoverable Expenses		51
	$	2,305

4. NOTES RECEIVABLE

On November 3, 2015 the Company had advanced an employee a loan in the amount of $30,000 bearing interest of 3% per annum, originally to be paid back by October 15, 2017 against future compensation. The company has extended the term of the loan which is now scheduled to mature on October 15, 2018.

On September 11, 2017, the Company earned fees from a placement engagement in the amount of $420,000. Pursuant to the terms of the fee agreement, the client is obligated to satisfy $120,000 of the placement fee with convertible promissory notes ("Notes"). The Notes accrue at an initial interest rate of 10% and are scheduled to mature on August 31, 2021. As of December 31, 2017, the full amount of the Notes remained outstanding.

At December 31, 2017, notes receivable consist of the following (dollars in thousands):

Former Employee Note	$	30
Client Note		120
	$	150

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES (Dollars in thousands)

At December 31, 2017, accounts payable and accrued expenses consist of the following:

Commissions Accrued	$	555
Deferred Rent		36
Accounts Payable		55
Deferred Revenue		17
	$	663

6. COMMITMENTS

Operating Leases - The Company leases office space at one location in New York pursuant to the operating lease expiring on February 2020.

At December 31, 2017, the future minimum payments under this operating lease are as follows (dollars in thousands):

2018	$	345
2019		345
2020		58
	$	748

Rent expense amounted to be approximately $329,000 for the year ended December 31, 2017, and is included in premises and occupancy in the accompanying Statement of Operations.

7. RELATED PARTY TRANSACTIONS

The Company's leased space in New York required a security deposit. The Managing Member of Holdco has provided a full cash deposit to the landlord, guaranteeing the lease.

The Company has a rent agreement with Holdco. Pursuant to this rent agreement, the Company pays Holdco rent for the use of furniture and equipment. For the year ended December 31, 2017, the total expenses charged by Holdco were $61,202, which is reflected on the Statement of Operations. At December 31, 2017, $393 is due to Affiliate related to these expenses on the Statement of Financial Condition.

Effective January 1, 2017, the Company entered into a licensing agreement with Cyndx Networks LLC (subsidiary of Holdco) for certain technology services used in support of its advisory and private placement clients. For the year ended December 31, 2017, $217,750 was paid to Cyndx Networks LLC for licensing fees and sales tax and is included in Communications and Information Systems on the Company's Statement of Operations. At December 31, 2017, $16,331 is due to Cyndx Networks LLC and included in Due to Affiliate on the Statement of Financial Condition.

For the year ended December 31, 2017, the Company recorded discretionary compensation expense to affiliates in the amount of $555,000, which is included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition at December 31, 2017.

8. NET CAPITAL REQUIREMENT

Pursuant to the Uniform Net Capital Rule under the Securities & Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness, as defined. At December 31, 2017, the Company had net capital of $1,058,000, which exceeds the minimum computed capital requirement of $45,000 by $1,013,000. The Company's ratio of aggregate indebtedness to capital is .64 to 1.

9. EXEMPTION FROM RULE 15C3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exempted provisions of subparagraph (k)(2)(i).

10. CONCENTRATIONS

The company had sales from five customers of approximately 83% for the year ended December 31, 2017, which represents approximately 85% of the accounts receivable at December 31, 2017.

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